     Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis.

	Three Months Ended September 30,	Year Ended June 30,
	2009	2009	2008		2007
		(Unaudited)
Ratio of Earnings (Loss) to Fixed Charges	—	—	1.45	x	1.70	x

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. For the three months ended September 30, 2009 and for the year ended June 30, 2009 earnings were inadequate to cover fixed charges and therefore have not been presented for these periods. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $6.6 million for the three months ended September 30, 2009 and $604.2 million for the year ended June 30, 2009.

	Three Months Ended September 30,	Year Ended June 30,
	2009	2009	2008	2007
		(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$(6,634)	$(604,213)	$46,233	$42,313
Fixed Charges	24,101	94,019	101,655	60,303
Total Earnings (Loss)	17,467	(510,194)	147,888	102,616
Fixed Charges:
Interest Expense	22,983	88,774	97,469	53,258
Deferred Financing Fees	1,118	5,245	4,186	7,045
Total Fixed Charges	24,101	94,019	101,655	60,303
Ratio of Earnings (Loss) to Fixed Charges	—	—	1.45	1.70